An Integrated Energy Company	Thomas J. Webb Executive Vice President and Chief Financial Officer
September 10, 2007
Mr. William Thompson
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-3561
Dear Mr. Thompson:
     We have received your comment letter of August 28, 2007 regarding our 2006 Form 10-K filing and are pleased to provide responses.
     We acknowledge that the adequacy and accuracy of the disclosure in CMS Energy Corporation’s Form 10-K are the responsibility of CMS Energy Corporation (“CMS” or “CMS Energy”). CMS Energy acknowledges that staff comments or changes to disclosure in response to staff comments in the proposed disclosure in its Form 10-K do not foreclose the Securities and Exchange Commission (the “Commission” or “SEC” ) from taking any action with respect to the filing. CMS Energy also represents that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Form 10-K for Fiscal Year Ended December 31, 2006
Management’s Discussion and Analysis, page CMS-3
Enterprises Results of Operations, page CMS-12
1Q.	Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in that line item. For example, with respect to the increase in operating revenue in fiscal 2006, you should quantify the extent to which increased production at the Takoradi plant, increased demand at your South American facilities, the favorable arbitration settlement and lower revenue at CMS ERM each contributed to the overall change. Please also disclose the extent to which increases in revenues are attributable to price and/or volume increases. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Mr. William Thompson
September 10, 2007

1A.	In future filings, we will quantify the impact of substantial items that contribute to major changes in a financial statement line. A revised discussion of selected sections of our Enterprises 2006 results of operations compared to 2005 follows to illustrate how improvements would appear in our future filings. As of our June 30, 2007 Form 10-Q, the majority of operations referenced below have been reclassified as discontinued operations and are no longer included in our Enterprises segment.

Operating revenues: For 2006, operating revenues compared to 2005 increased $104 million due primarily to the impact of increased volume at our Takoradi plant of $156 million and our South American facilities of $76 million. Also contributing to the increase were a favorable arbitration settlement of $21 million from a revenue dispute related to CMS Ensenada and other items netting to $6 million. These increases were offset partially by lower revenue of $102 million at CMS ERM due to mark-to-market losses on power and gas contracts, compared to gains in 2005, and lower third-party power sales of $53 million.

Cost of gas and purchased power: For 2006, gas and purchased power cost compared with 2005 increased $228 million. The increase was due primarily to higher fuel costs related to increased production at Takoradi of $161 million. Also contributing to the increase were an increase in fuel and power purchases of $48 million required to meet customer demand, primarily in South America, and other items related mainly to the MCV Partnership, which netted to $21 million. These increases were offset partially by decreases in the prices and volumes of cost of gas sold by CMS ERM of $2 million.

Operation and maintenance: For 2006, operation and maintenance expenses compared to 2005 increased $3 million due to higher salaries and benefits of $8 million, primarily at South American subsidiaries, increased expenditures of $4 million related to prospecting initiatives in North America, and higher maintenance expenses at Takoradi and CT Mendoza of $11 million. These increases were offset partially by a favorable arbitration settlement related to DIG of $20 million.

General taxes, depreciation, and other income, net: For 2006, the net of general tax expense, depreciation and other income compared with 2005 increased operating income by $119 million. This was due primarily to the recognition of a property tax refund of $88 million at the MCV Partnership, offset partially by related appeal expenses of $16 million. Also contributing to the increase was lower depreciation expense of $49 million at the MCV Partnership resulting from the 2005 impairment of property, plant and equipment, offset partially by other items netting to $2 million.

Fixed charges: For 2006, fixed charges compared to 2005 decreased $19 million due to lower interest expense of $25 million at the MCV Partnership as a result of lower debt levels and the sale in November, and other changes netting to $3 million, offset partially by higher interest expense of $9 million from an increase in subsidiary debt.

Mr. William Thompson
September 10, 2007

Income taxes: For 2006, income tax expense compared with 2005 increased $74 million, which reflects the absence of $45 million of income tax benefits related to the American Jobs Creation Act recorded in 2005, tax expense of $21 million on higher earnings in 2006, and other items netting to $16 million, partly offset by resolution of an IRS income tax audit which restored $8 million of income tax credits.
Note 1: Corporate Structure and Accounting Policies, page CMS-46
Accounting for MISO Transactions, page CMS-46
2Q.	Please explain to us why CMS ERM’s accounting for MISO transactions differs from Consumers’ accounting for such transactions. Additionally, please tell us and disclose the basis on which you net purchases and sales (for example, on a net hourly basis).

2A.	Consumers and CMS ERM follow the same accounting policy for MISO transactions. Transactions are recorded on a net hourly basis separately for the real-time and day-ahead markets.

We have applied the guidance in EITF No. 03-11, Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 and Not “Held for Trading Purposes” as Defined in Issue No. 02-3, which concluded that “the determination of whether realized gains and losses on certain derivative contracts should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. . . . In evaluating the facts and circumstances for purposes of determining whether an arrangement should be reported on a gross or net basis, the Task Force acknowledged that the economic substance of the transaction as well as the guidance set forth in Opinion 29 relative to nonmonetary exchanges and the gross versus net reporting indicators provided in Issue 99-19 may be considered in making this determination.” Additionally, FERC Order 668A requires transactions to be recorded on a net hourly basis separately for the real-time and day-ahead markets.

Based on these considerations, we have determined that it is appropriate for both Consumers and CMS ERM to record their transactions on a net hourly basis separately for the real-time and day-ahead markets, and to net transactions across all the MISO energy market nodes at which they enter into transactions. The determination of whether net transactions are considered a sale or a purchase is based on megawatt hours transacted, rather than on the dollar value of the transactions.

MISO invoices include billing adjustments for such items as resolution of disputes with market participants and submission of corrected meter data. Typically, CMS ERM is a

Mr. William Thompson
September 10, 2007

net seller of energy and the adjustments represent additional revenue. Because the monthly adjustments cannot be reliably estimated, and because we do not recognize the associated revenue until it is realized, no accrual is recorded. In contrast, Consumers is typically a net purchaser of energy and the adjustments represent additional expense. The average of Consumers’ monthly billing adjustments received over the previous twelve-month period represents a reasonable estimate of a single month’s adjustment. Therefore, Consumers records an expense accrual related to expected future adjustments.

We will revise our accounting policy disclosure in future filings as follows:

Accounting for MISO Transactions: MISO requires that we submit hourly day-ahead and real-time bids and offers for energy at locations across the MISO region. Consumers and CMS ERM account for MISO transactions on a net hourly basis in each of the real-time and day-ahead markets, and net transactions across all MISO energy market nodes at which they enter into transactions. To the degree we have made net purchases in a single hour, or net sales in a single hour, we report the net amount in the “Purchased and Interchange Power” line item or the “Operating Revenue” line item, respectively, of the Consolidated Statement of Income (Loss). CMS ERM records billing adjustments when it receives invoices. Consumers records expense accruals for future adjustments based on historical experience, and reconciles accruals to actual expenses when invoices are received.
Utility Regulation, page CMS-50
3Q.	If any portion of your regulatory asset balance includes amounts on which you do not earn a current return, disclose the nature and amount of each such asset and its remaining recovery period. We believe the best practices approach regarding regulatory assets is to affirmatively indicate whether a particular regulatory asset is earning a rate of return and the anticipated recovery period. Refer to the requirements of paragraph 20 of SFAS 71.

3A.	At December 31, 2006, Consumers’ regulatory assets totaled $2.3 billion. Consumers is earning a return on approximately $1.1 billion of these regulatory assets. The regulatory assets that we are not currently earning a return on include the following:

Manufactured Gas Plant (“MGP”) Sites — We incur investigation and remediation costs at a number of sites under the Michigan Natural Resources and Environmental Protection Act, a Michigan Statute that covers environmental activities including remediation. We have an order from the Michigan Public Service Commission that grants us recovery of these costs from customers. Certain of these costs are currently being recovered from customers, including a return on the costs incurred. Certain other of these costs are not being recovered yet and we are not earning a return on these balances.

At December 31, 2006, our total regulatory asset for these costs was $56 million. We are currently earning a return on $15 million of this balance.

Mr. William Thompson
September 10, 2007

Asset Retirement Obligations — SFAS No. 143, Accounting for Asset Retirement Obligations, (“AROs”) became effective January 2003. A clarification statement, FASB Interpretation No. 47, Accounting for Conditional Asset Retirement Obligations, was issued in March 2005. Companies are required to record the fair value of the cost to remove assets at the end of their useful life, if there is a legal obligation to do so. We have legal obligations to remove some of our assets at the end of their useful lives. No return is received on ARO regulatory assets since ARO-related accounts are not included in rate case filings with the Michigan Public Service Commission. A regulatory asset associated with asset retirement obligations results from timing differences between the amounts that Consumers charges to customers for asset retirement costs, consistent with longstanding regulatory practice, and the costs recognized in accordance with SFAS No. 143.

At December 31, 2006, these timing differences, and the resulting regulatory asset recognized by Consumers, totaled $177 million.

Postretirement Benefits — In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106, and 132(R). This standard required Consumers to recognize the funded status of our defined benefit postretirement plans on our Consolidated Balance Sheets at December 31, 2006. Pursuant to the provisions of SFAS No. 71, Accounting for the Effects of Certain Types of Regulation, and based on orders received from the Michigan Public Service Commission, the recognition of the SFAS No. 158 liability was offset by the recording of a regulatory asset, as our SFAS No. 87, 88, and 106 expenses are all recovered in our rates. Consumers does not earn a return on this regulatory asset. As this expense is incurred, the SFAS No. 158 regulatory asset is reduced. At December 31, 2006, this regulatory asset totaled $1.038 billion.

An example of our future disclosure is as follows:

Utility Regulation: We account for the effects of regulation using SFAS No. 71. As a result, the actions of regulators affect when we recognize revenues, expenses, assets, and liabilities.

Mr. William Thompson
September 10, 2007

We reflect the following regulatory assets, which include both current and non-current amounts, on our Consolidated Balance Sheets.

		In Millions

	End of
	Recovery
December 31	Period	2006	2005

Assets Earning a Return:
Securitized costs (Note 4)	2015	$514	$560
Customer choice act	2010	190	222
Postretirement benefits (Note 7)	2012	112	135
Unamortized debt costs	2035	86	93
Stranded costs	See Note 3	65	63
Electric restructuring implementation plan	2008	40	74
Manufactured gas plant sites (Note 3)	2016	15	19
Abandoned Midland project	2020	9	9
Other	various	29	14
Assets Not Earning a Return:
SFAS No. 158 transition adjustment (Note 7)	2019	1,038	—
Additional minimum pension liability (Note 7)	—	—	399
Asset retirement obligations (Note 8)	various	177	169
Manufactured gas plant sites (Note 3)	various	41	43

Total regulatory assets		$2,316	$1,800

Asset Sales, page CMS-51
4Q.	Please explain to us why no proceeds from the sale of your interests in the MCV partnership and MCV facility were allocated to the MCV facility and why it is appropriate to recognize an impairment charge equal to the carrying value of the MCV facility. Also, please tell us how you are accounting for the MCV PPA and why you are no longer the primary beneficiary of the MCV Partnership and the FMLP upon the sale of your interests in the entities. In your response, please describe the terms of the PPA and the authoritative literature that supports your accounting treatment.

4A.	Allocation of Sales Proceeds and MCV Facility Impairment

Because the MCV facility met the definition of real estate under paragraph 2 of FIN No. 43, Real Estate Sales, the sale of the MCV Partnership was subject to the sale accounting criteria of SFAS No. 66, Accounting for Sales of Real Estate. In addition, because the PPA with the MCV Partnership continued subsequent to the sale and it qualified as a lease (PPA lease analysis is addressed below), the sale was also subject to the sale and leaseback guidance of SFAS No. 98, Accounting for Leases: Sale-Leaseback Transactions Involving Real Estate. Due to Consumers’ continuing involvement with the

Mr. William Thompson
September 10, 2007

MCV facility, sale accounting for the MCV facility was not appropriate and the transaction was accounted for as a financing.

EITF No. 00-21, Revenue Arrangements with Multiple Deliverables, paragraphs 7, 12 and 13, require that consideration received in a sale that includes multiple components be allocated among the separate components at fair value if those items are required by GAAP to be recorded at fair value. The remaining consideration should be allocated on a pro-rata basis based on the relative fair values of the remaining assets and liabilities. Consumers’ sale of the MCV Partnership and the FMLP comprised both real estate and non-real estate components. At the time of sale, the MCV Partnership held significant amounts of cash and gas purchase contracts recorded at fair value pursuant to SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. Accordingly, sale proceeds were allocated to these items at fair value.

To complete the allocation of the sales proceeds, Consumers obtained an independent appraisal of the MCV facility. The appraisal valued the MCV facility, the real estate component of the transaction, at less than $10 million. The sale triggered an impairment pursuant to SFAS No. 144, Accounting for the Impairment and Disposal of Long-Lived Assets, paragraphs 8 and 8f. Because the total sale proceeds were allocated in full to cash, natural gas purchase contracts, and other financial assets and liabilities, no proceeds were allocated to the MCV facility and it was impaired to zero.

FIN No. 46 Assessment

Consumers’ sale of the MCV Partnership and the FMLP was a reconsideration event under FIN No. 46 (R), Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. FIN No. 46 (R), paragraph 15, provides guidance on when the initial determination of primary beneficiary should be reconsidered. It states, “...The primary beneficiary also shall reconsider its initial decision to consolidate a variable interest entity if the primary beneficiary sells or otherwise disposes of all or part of its variable interests to unrelated parties.”

Subsequent to the sale, Consumers does not have any interest in the FMLP and therefore, no FIN No. 46 (R) analysis of that entity was required. The MCV Partnership’s main variable interests were held by its creditors and equity holders. In addition, because costs that Consumers incurs under the MCV PPA exceed the amount recovered from its ratepayers, Consumers recognizes underrecovery losses. These losses also are considered a variable interest. Subsequent to the sale, Consumers no longer holds variable interests from equity ownership in the MCV Partnership or as a creditor to the MCV Partnership through its ownership in the FMLP. Consumers does retain its variable interest related to MCV PPA underrecoveries. Those losses are, however, limited to losses incurred through September 2007 when Consumers will exercise its contractual “regulatory out” rights. The exercise of Consumers’ “regulatory out” rights will result in the elimination of the underrecovery losses and thus the remaining variable interest in the MCV Partnership.

Mr. William Thompson
September 10, 2007

Accordingly, subsequent to the sale, Consumers is no longer the primary beneficiary of the MCV Partnership.

Accounting for the MCV PPA

The MCV PPA is a capacity and energy contract for 1,240 MW through 2025. Consumers pays a fixed capacity charge based on plant availability regardless of deliveries and a fixed and variable energy charge based on deliveries.

Upon the sale of the MCV Partnership, it was deconsolidated from CMS Energy’s financial statements, and the related-party MCV PPA purchase transactions became third-party transactions. The contract was then viewed as a “new” contract from Consumers’ perspective. As a new contract, it required assessment under EITF No. 01-8, Determining Whether an Arrangement Contains a Lease, paragraph 16, which states:
The consensus in this Issue should be applied to (a) arrangements agreed to or committed to, if earlier, after the beginning of an entity’s next reporting period beginning after May 28, 2003, (b) arrangements modified after the beginning of an entity’s next reporting period beginning after May 28, 2003, and (c) arrangements acquired in business combinations initiated after the beginning of an entity’s next reporting period beginning after May 28, 2003.
The following table summarizes our analysis of the MCV PPA under the criteria of EITF No. 01-8:

YES	1. PP&E has been explicitly or implicitly identified in the contract. AND
YES	2. Fulfillment of the contract is dependent on the use of the above PP&E and it is not feasible or economical to use other PP&E to fulfill the contract. AND
NO	3. Consumers operates the identified PP&E, OR
YES	4. Consumers controls physical access to the PP&E, OR
YES	5. Consumers takes substantially all the output of the PP&E and the purchase price is neither
a. fixed per unit of output nor
b. indexed to market at the time of delivery

The MCV facility is explicitly identified in the MCV PPA. In addition, because the MCV Partnership does not have access to alternative and economic sources of 1,240 MW of capacity and energy over the term of the contract, fulfillment of the contract is dependent on the MCV facility. Consumers does not operate the MCV facility, but does control physical access to the MCV. Paragraph 12b of the EITF Working Group Report No. 1

Mr. William Thompson
September 10, 2007

and 2 identified situations that represent control of physical access. Based on that guidance, it was determined that Consumers controls physical access through its right of first refusal to take any excess capacity and energy produced by the MCV facility and through its dispatching rights under the PPA. Finally, Consumers takes substantially all the output of the MCV facility, and the energy price is not fixed per unit of output nor indexed to market at the time of delivery.

Accordingly, the MCV PPA was determined to contain a lease subsequent to the sale and therefore the sale accounting criteria of SFAS No. 98 were applicable to the transaction. As explained above, the MCV facility did not qualify for sale accounting; therefore the asset was retained on Consumers’ balance sheet at $0 due to the impairment, and the transaction was accounted for as a financing. As a result, payments made by Consumers under the MCV PPA are being expensed as incurred.
Note 3: Contingencies, page CMS-56
5Q.	Please disclose your accounting policy for recognition of legal fees, including legal fees advanced to officers/employees in accordance with indemnifications. Additionally, tell us and disclose whether you have accrued a liability for the SEC and DOJ investigations and the gas index reporting investigation, including the indemnification of officers/employees named in such investigations. Finally, tell us and disclose whether you accrued the $7.6 million award in the former CMS Oil and Gas operations action as a result of your indemnification obligation and, if not, the basis in GAAP for not doing so.

5A.	Accounting Policy

We expense legal fees as incurred; fees incurred but not yet billed are accrued based on estimates of work performed. This policy also applies to fees incurred on behalf of employees and officers related to indemnification agreements; such fees are billed directly to CMS. We will disclose this policy in future filings.

SEC and DOJ Investigations

CMS has not accrued a liability for the SEC and DOJ investigations and the gas index reporting investigations as we are unable to predict the outcome of these matters and what effect, if any, the investigation will have on our business.

Accrued Liability for CMS Oil and Gas Indemnification Obligation

As of December 31, 2006, we had recorded an accrual of $0.7 million for CMS’s indemnification obligation with regard to losses in connection with the Star Energy, Inc./White Pine Enterprises, LLC litigation. We did not accrue the full $7.6 million award, because the judgment erroneously awarded the plaintiffs mineral rights as well as monetary damages, and hence the Michigan Court of Appeals vacated the $7.6 million judgment and granted CMS’s request for a new trial in 2005. Once the judgment was vacated, CMS estimated its most likely loss exposure based on expert opinions regarding

Mr. William Thompson
September 10, 2007

the value of the remaining minerals on the properties that gave rise to the litigation, and the level of damages the plaintiffs might be able to establish. The $0.7 million accrual recorded at December 31, 2006 was consistent with the expert opinions and was CMS’s best estimate of the amount of the probable liability.

CMS’s basis in GAAP for this accounting was SFAS No. 5, Accounting for Contingencies, paragraph 8, which states that an estimated loss from a loss contingency should be accrued if it is probable that a liability had been incurred at the date of the financial statements, and if the amount of loss can be reasonably estimated; and FASB Interpretation No. 14, Reasonable Estimation of the Amount of a Loss, paragraph 3, which states that when some amount within the range appears to be a better estimate than any other amount within the range, then the best estimate shall be accrued.

On June 29, 2007, we received a report from our experts that dramatically increased the damages calculation, because actual production data had become available that indicated significantly different production volumes than anticipated in previous calculations. In late July, CMS and the plaintiffs reached a settlement and CMS agreed to make a payment that exceeded the amount accrued. Accordingly, we recorded a charge in the second quarter of 2007 of $3 million, net of tax, as reported in our June 30, 2007 Form 10-Q.
Note 4: Financings and Capitalization, page CMS-69
Sale of Accounts Receivable, page CMS-71
6Q.	Please describe to us in detail the terms of the securitization arrangement. In doing so, explain to us why you recorded no gain or loss on the receivables sold and whether you recognized a servicing asset or liability. Also, explain why your accounting treatment complies with SFAS 140.

6A.	Terms of Securitization Arrangement

Under the securitization arrangement, Consumers, through a wholly-owned special-purpose entity called Consumers Receivable Funding II, LLC (CRF2), sells a defined pool of billed and unbilled utility service receivables up to $325 million to a bank-sponsored commercial paper conduit, Falcon Asset Securitization Corporation (Falcon). JP Morgan Chase is the administrative agent for Falcon and provides certain administrative services for compensation. Falcon also has appointed JP Morgan Chase as an issuing and paying agent for its commercial paper.

JP Morgan Chase invoices CRF2 monthly for funding costs, program fees, and facility fees. The first two fees are based on the outstanding amount of accounts receivable sold and the third fee is based on the total amount of the facility ($325 million) regardless of whether any accounts receivable have been sold. These fees are accrued and settled

Mr. William Thompson
September 10, 2007

monthly and are reported as a component of “Other operating expense” on our Consolidated Statements of Income (Loss).

Absence of Gain or Loss

When CRF2 sells an undivided interest in accounts receivable, Falcon transfers 100 percent of the value in cash proceeds to CRF2. For example, if CRF2 sells an undivided interest in $300 million of accounts receivable, Falcon transfers $300 million in cash proceeds to CRF2. Paragraph 11b of SFAS No. 140 states that proceeds of a sale include cash, put or call options (for example, guarantee or recourse obligations), forward commitments, swaps, and servicing assets and servicing liabilities if applicable. If such components are present in a sale of accounts receivable and are included in the determination of net proceeds, a gain or loss on the sale of the receivables may result. There are no such components associated with the sale of CFR2’s accounts receivable. Because the net proceeds equal the carrying amount of the accounts receivable sold, no gain or loss occurs on the sale of the accounts receivable.

Absence of Servicing Asset or Liability

Consumers retains the servicing obligation and receives servicing revenue from JP Morgan equal to 1 percent per annum of the average outstanding accounts receivable sold. Servicing revenue was approximately $6 million in 2006, $5 million in 2005, and $4 million in 2004. While Consumers’ total servicing cost can be estimated, there is no accurate way to allocate this total cost to undivided interests in accounts receivable sold. Nevertheless, Consumers has analyzed the costs of servicing its total accounts receivable, including sold accounts receivable, and the total servicing revenues exceed the cost to service the sold receivables. Therefore, while a servicing asset exists, it is not practicable to estimate a servicing asset fair value that is reasonably probable of being realized in future periods.

SFAS No. 140, paragraph 71, describes the proper accounting treatment for arrangements in which it is not practicable to estimate the fair value of a servicing asset. It states, “If it is not practicable to estimate the fair values of assets, the transferor shall record those assets at zero.” In considering whether this provision applied to Consumers’ securitization arrangement, Consumers researched the banking industry’s application of the impracticable exception. Banking institutions typically enter into servicing agreements from accounts receivable purchase programs in order to avoid the risks associated with customer collection. These servicing fees are often structured to provide an economic benefit to the bank for agreeing to finance customer receivables.

The Risk Management Manual of Examination Policies of the Federal Deposit Insurance Corporation (FDIC) provides the following guidance for reviewing the accounting treatment of institutions with limited or immaterial servicing asset balances. “Institutions that sell only a limited number of financial assets with servicing retained and do not otherwise actively purchase or sell servicing rights may find it impractical to capitalize and periodically value the servicing asset. Typically, these institutions will have a

Mr. William Thompson
September 10, 2007

relatively low volume of financial assets serviced for others and the value of any servicing assets and liabilities will be relatively immaterial.”

CRF2 sells only a limited undivided interest in financial assets and does not otherwise actively purchase or sell servicing rights. Therefore, consistent with SFAS No. 140, paragraph 71, Consumers has not recorded a servicing asset in connection with its accounts receivable sales program. Since the fair value of a servicing asset would not be significant, we did not disclose why it was not practicable to estimate the fair value.
Report of Independent Registered Public Accounting Firm, page CMS-l06
7Q.	In accordance with Rule 2-02 of Regulation S-X, please disclose the city and State where the accountant’s report was issued.

7A.	The accountant’s report was issued in Detroit, Michigan. This information will be disclosed in future filings.
          Should you have any questions or comments regarding our responses to your letter dated August 28, 2007, please contact me at (517) 788-0351, or in my absence, Glenn P. Barba, Vice President, Controller and Chief Accounting Officer of CMS Energy at (517) 788-2100.

Best regards,
/s/ Thomas J. Webb
Thomas J. Webb
Executive Vice President and Chief Financial Officer CMS Energy Corporation
cc: Sarah Goldberg